Exhibit 99.1

NICE Reports Second Quarter 2014 Non-GAAP revenue of $239 Million and
Non-GAAP EPS of $0.57

Ra’anana, Israel, July 30, 2014 - NICE Systems (NASDAQ: NICE) today announced results for the second quarter ended June 30, 2014.

“I’m pleased to report revenues of $239 million for the second quarter of 2014.  During the quarter, we continued to see strong demand for our analytic applications from both existing and new customers,” said Barak Eilam, CEO of NICE.

Mr. Eilam continued, “We continue to execute on our short and long term initiatives which include: focusing on driving innovation with clear value to our customers, further defining NICE’s long-term growth strategy, reviewing our operational model, and committing to flawless execution that will drive growth in an efficient, effective, and profitable manner. As we step into the second half of the year, we believe that our robust pipeline, solid execution, the demand we see for our new products, and our market opportunities position us well for a strong finish to the year.”

Dividend Declaration

The company declared a cash dividend for the second quarter of 2014 of $0.16 per share. The record date will be August 12th, 2014 and the payment date will be August 26th, 2014. Tax will be withheld at a rate of 15%.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2014 non-GAAP total revenues were $239.3 million, up 6.3% from $225.2 million for the second quarter of 2013.

Gross Profit: Second quarter 2014 non-GAAP gross profit and non-GAAP gross margin were $156.0 million and 65.2%, respectively, compared to $150.6 million and 66.9%, respectively, for the second quarter of 2013.

Operating Income: Second quarter 2014 non-GAAP operating income and non-GAAP operating margin were $41.1 million and 17.2%, respectively, compared to $43.8 million and 19.4%, respectively, for the second quarter of 2013.

Net Income: Second quarter 2014 non-GAAP net income and non-GAAP net margin were $34.7 million and 14.5%, respectively, compared to $37.5 million and 16.7%, respectively, for the second quarter of 2013.

Fully Diluted Earnings per Share: Second quarter 2014 non-GAAP fully diluted earnings per share reached $0.57, compared to $0.61 for the second quarter of 2013.

GAAP Financial Highlights for the Second Quarter Ended June 30:

Revenues: Second quarter 2014 total revenues increased 6.3% to $239.0 million compared to $224.9 million for the second quarter of 2013.

Gross Profit: Second quarter 2014 gross profit and gross margin were to $144.9 million and 60.6%, respectively, compared to $138.9 million and 61.8%, respectively, for the second quarter of 2013.

Operating Income: Second quarter 2014 operating income and operating margin were $12.2 million and 5.1%, respectively, compared to $19.3 million and 8.6%, respectively, for the second quarter of 2013.

Net Income: Second quarter 2014 net income and net margin were $10.4 million and 4.3%, respectively, compared to $17.0 million and 7.5%, respectively, for the second quarter of 2013.

Fully Diluted Earnings per Share: Fully diluted earnings per share for the second quarter of 2014 were $0.17 compared to $0.27 for the second quarter of 2013.

Operating Cash Flow and Cash Balance: Second quarter 2014 operating cash flow was $25.9 million. In the second quarter, $25.1 million was used for share repurchases and $9.6 million for dividends. As of June 30, 2014, total cash and cash equivalents, and short and long term investments were $462 million, with no debt.

Third Quarter and Full Year 2014 Guidance:

Third Quarter 2014: Third quarter 2014 non-GAAP total revenues are expected to be in a range of $240 million to $248 million. Third quarter 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $0.59 to $0.67

Full Year 2014: Full year 2014 non-GAAP total revenues are expected to be in a range of $995 million to $1,025 million. Full year 2014 non-GAAP fully diluted earnings per share are expected to be in a range of $2.68 to $2.80.

Quarterly Results Conference Call

NICE management will host its earnings conference call today, July 30th, 2014 at 8:30 AM EDT, 13:30 GMT, 15:30 Israel, to discuss the results and the company's outlook. To participate in the call, please dial in to the following numbers: United States 1-866-804-8688 or +1-718-354-1175, International +44(0)1296-480-100, United Kingdom 0-800-783-0906, Israel 1-809-242-041. The Passcode is 249 317 29.  Additional access numbers can be found at http://www.btconferencing.com/globalaccess/?bid=54_attended. The call will be webcast live on the Company’s website at http://www.nice.com/news-and-events/ir-events. An online replay will also be available approximately two hours following the call. A telephone replay of the call will be available for 2 days after the live broadcast, and may be accessed by dialing: United States 1-877-482-6144, International +44(0)20-7136-9233, United Kingdom 0-800-032-9687. The Passcode for the replay is 45565530.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, re-organization expenses, restructuring expenses, share-based compensation, certain business combination accounting entries, and tax adjustments re Non-GAAP adjustments. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income. The intangible assets created in the acquisitions of Merced are preliminary and subject to further review and completion of valuation analyses.

About NICE
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems.  All other marks are trademarks of their respective owners.  For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue:
Product	$85,970	$83,965	$164,940	$174,768
Services	153,038	140,909	302,641	274,434
Total revenue	239,008	224,874	467,581	449,202

Cost of revenue:
Product	30,109	27,182	58,226	56,504
Services	63,957	58,828	125,506	115,348
Total cost of revenue	94,066	86,010	183,732	171,852

Gross profit	144,942	138,864	283,849	277,350

Operating Expenses:
Research and development, net	37,035	31,438	73,563	63,061
Selling and marketing	64,209	59,871	124,146	118,502
General and administrative	23,041	20,101	41,943	41,601
Amortization of acquired intangible assets	5,400	8,121	11,840	16,275
Restructuring expenses	3,060	-	3,376	-
Total operating expenses	132,745	119,531	254,868	239,439

Operating income	12,197	19,333	28,981	37,911

Finance and other income, net	474	1,013	1,302	2,204

Income before taxes on income	12,671	20,346	30,283	40,115
Taxes on income	2,279	3,380	4,175	5,348

Net income	$10,392	$16,966	$26,108	$34,767

Basic earnings per share	$0.17	$0.28	$0.44	$0.58

Diluted earnings per share	$0.17	$0.27	$0.43	$0.56

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	59,676	60,382	59,786	60,371
Diluted earnings per share	61,210	61,784	61,284	61,792

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
U.S. dollars in thousands (except per share amounts)

	Quarter ended		Year to date
	June 30,		June 30,
	2014	2013	2014	2013
GAAP revenues	$239,008	$224,874	$467,581	$449,202
Valuation adjustment on acquired deferred product revenue	-	30	-	107
Valuation adjustment on acquired deferred service revenue	258	271	645	594
Non-GAAP revenues	$239,266	$225,175	$468,226	$449,903

GAAP cost of revenue	$94,066	$86,010	$183,732	$171,852
Amortization of acquired intangible assets on cost of product	(8,858)	(9,387)	(17,722)	(18,806)
Amortization of acquired intangible assets on cost of services	-	(977)	(327)	(1,970)
Valuation adjustment on acquired deferred cost of services	-	-	-	9
Cost of product revenue adjustment (1,2)	(4)	(107)	(197)	(245)
Cost of services revenue adjustment (1,2,3)	(1,911)	(978)	(3,042)	(1,946)
Non-GAAP cost of revenue	$83,293	$74,561	$162,444	$148,894

GAAP gross profit	$144,942	$138,864	$283,849	$277,350
Gross profit adjustments	11,031	11,750	21,933	23,659
Non-GAAP gross profit	$155,973	$150,614	$305,782	$301,009

GAAP operating expenses	$132,745	$119,531	$254,868	$239,439
Research and development (1,2,3)	(1,254)	(722)	(1,928)	(1,080)
Sales and marketing (1,2,3)	(3,492)	(2,022)	(7,243)	(4,287)
General and administrative (1,2,3)	(4,488)	(1,829)	(7,209)	(4,074)
Amortization of acquired intangible assets	(5,400)	(8,121)	(11,839)	(16,275)
Acquisition related expenses (4)	(220)	-	(220)	-
Restructuring expenses	(3,060)	-	(3,376)	-
Non-GAAP operating expenses	$114,831	$106,837	$223,053	$213,723

GAAP finance & other income, net	$474	$1,013	$1,302	$2,204
Amortization of an investment in affiliate	181	-	181	-
Non-GAAP finance & other income, net	$655	$1,013	$1,483	$2,204

GAAP taxes on income	$2,279	$3,380	$4,175	$5,348
Tax adjustments re non-GAAP adjustments	4,823	3,882	10,562	9,064
Non-GAAP taxes on income	$7,102	$7,262	$14,737	$14,412

GAAP net income	$10,392	$16,966	$26,108	$34,767
Valuation adjustment on acquired deferred revenue	258	301	645	701
Valuation adjustment on acquired deferred cost of services	-	-	-	(9)
Amortization of acquired intangible assets	14,258	18,485	29,888	37,051
Share-based compensation (1)	7,218	5,407	14,908	11,242
Re-organization expenses (2)	3,931	233	4,711	360
Acquisition related compensation expense (3)	-	18	-	30
Acquisition related expenses (4)	220	-	220	-
Restructuring expenses	3,060	-	3,376	-
Amortization of an investment in affiliate	181	-	181	-
Tax adjustments re non-GAAP adjustments	(4,823)	(3,882)	(10,562)	(9,064)
Non-GAAP net income	$34,695	$37,528	$69,475	$75,078

GAAP diluted earnings per share	$0.17	$0.27	$0.43	$0.56

Non-GAAP diluted earnings per share	$0.57	$0.61	$1.13	$1.22

Shares used in computing GAAP diluted earnings per share	61,210	61,784	61,284	61,792

Shares used in computing Non-GAAP diluted earnings per share	61,210	61,784	61,284	61,792

NICE SYSTEMS LTD. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP RESULTS (continued)
U.S. dollars in thousands

(1)	Share-based Compensation
		Quarter ended		Year to date
		June 30,		June 30,
		2014	2013	2014	2013
	Cost of product revenue	$(4)	$(102)	$(197)	$(240)
	Cost of service revenue	(1,331)	(855)	(2,406)	(1,823)
	Research and development	(1,196)	(707)	(1,870)	(1,051)
	Sales and marketing	(3,446)	(1,947)	(6,624)	(4,161)
	General and administrative	(1,241)	(1,796)	(3,811)	(3,967)
		$(7,218)	$(5,407)	$(14,908)	$(11,242)

(2)	Re-organization expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2014	2013	2014	2013
	Cost of product revenue	$-	$(5)	$-	$(5)
	Cost of service revenue	(580)	$(123)	(636)	(123)
	Research and development	(58)	-	(58)	-
	Sales and marketing	(46)	(72)	(619)	(125)
	General and administrative	(3,247)	(33)	(3,398)	(107)
		$(3,931)	$(233)	$(4,711)	$(360)

(3)	Acquisition related compensation expense
		Quarter ended		Year to date
		June 30,		June 30,
		2014	2013	2014	2013
	Research and development	$-	$(15)	$-	$(29)
	Sales and marketing	-	(3)	-	(1)
		$-	$(18)	$-	$(30)

(4)	Acquisition related expenses
		Quarter ended		Year to date
		June 30,		June 30,
		2014	2013	2014	2013
	Sales and marketing	$(9)	$-	$(9)	$-
	General and administrative	(211)	-	(211)	-
		$(220)	$-	$(220)	$-

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2014	2013
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$125,631	$119,545
Short-term investments	86,565	82,826
Trade receivables	174,339	189,323
Other receivables and prepaid expenses	42,636	39,849
Inventories	15,396	13,448
Deferred tax assets	15,807	15,625

Total current assets	460,374	460,616

LONG-TERM ASSETS:
Long-term investments	249,788	240,782
Other long-term assets	39,898	33,253
Property and equipment, net	43,886	44,343
Other intangible assets, net	141,628	170,125
Goodwill	711,429	707,939

Total long-term assets	1,186,629	1,196,442

TOTAL ASSETS	$1,647,003	$1,657,058

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,704	$25,962
Deferred revenues and advances from customers	178,562	144,536
Accrued expenses and other liabilities	189,839	213,693

Total current liabilities	392,105	384,191

LONG-TERM LIABILITIES:
Deferred tax liabilities	30,105	37,841
Other long-term liabilities	32,356	30,230

Total long-term liabilities	62,461	68,071

SHAREHOLDERS' EQUITY	1,192,437	1,204,796

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,647,003	$1,657,058

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Quarter ended		Year to date
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited	Unaudited	Unaudited	Unaudited

Operating Activities

Net income	$10,392	$16,966	$26,108	$34,767
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation and amortization	19,395	23,264	40,080	46,369
Stock based compensation	7,216	5,407	14,904	11,242
Excess tax benefit from share-based payment arrangements	(163)	(45)	(288)	(10)
Amortization of premium and discount and accrued interest on marketable securities*	519	2,587	1,017	2,984
Deferred taxes, net	(4,824)	(3,889)	(10,562)	(9,241)
Changes in operating assets and liabilities:
Trade Receivables	(7,120)	(1,903)	16,085	(5)
Other receivables and prepaid expenses	3,185	(1,887)	(423)	(5,353)
Inventories	(1,231)	(2,332)	(1,959)	(1,834)
Trade payables	(11)	5,437	(2,247)	4,942
Accrued expenses and other current liabilities	495	(4,630)	(30,371)	(18,735)
Deferred revenue	(1,642)	(3,510)	32,635	28,825
Other*	(264)	(319)	(632)	(592)

Net cash provided by operating activities	25,947	35,146	84,347	93,359

Investing Activities

Purchase of property and equipment	(4,718)	(4,189)	(9,055)	(8,326)
Proceeds from sale of property and equipment	4	-	20	4
Purchase of Investments	(72,309)	(96,157)	(85,583)	(174,881)
Proceeds from Investments	58,897	82,561	73,488	128,074
Capitalization of software development costs	(234)	(273)	(476)	(579)
Payments for other investments	(14)	-	(901)	-

Net cash used in investing activities	(18,374)	(18,058)	(22,507)	(55,708)

Financing Activities

Proceeds from issuance of shares upon exercise of share options and ESPP	3,082	6,381	11,830	15,020
Purchase of treasury shares	(22,699)	(15,336)	(49,179)	(22,992)
Dividends paid	(9,558)	(9,656)	(19,264)	(9,656)
Excess tax benefit from share-based payment arrangements	163	45	288	10

Net cash used in financing activities	(29,012)	(18,566)	(56,325)	(17,618)

Effect of exchange rates on cash and cash equivalents	333	(935)	571	(879)

Net change in cash and cash equivalents	(21,106)	(2,413)	6,086	19,154
Cash and cash equivalents, beginning of period	146,737	120,163	119,545	98,596

Cash and cash equivalents, end of period	$125,631	$117,750	$125,631	$117,750

*Certain comparative figures have been reclassified to conform to the current year presentation.